UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Future Business or Management Plans

1. Title of Business Plan	2022 Business Guidance

2. Details of Plan	Forecasted Operating Revenue for the fiscal year 2022 (Consolidated): Won17.4 trillion

3. Source of Data	Data Provider	IR Team, SK Telecom
	Provided for	Analysts and Investors
	Date of Provision	February 9, 2022 / 4:00 p.m. (Seoul time)
	Location	SK Telecom CEO Investor Day 2022 & 2021 Earnings Results Conference Call
	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•  The above business guidance and forecast information is based on recent results of operations of SK Telecom Co., Ltd. (the “Company”) and industry conditions as well as the Company’s analysis of market conditions, and they remain subject to change depending on the Company’s future operating conditions and business environment, among other factors.

•  The previously forecasted operating revenue the fiscal year 2021 of Won 19.5 trillion (which was furnished on Form 6-K titled “Future Business or Management Plans” on February 3, 2021) represented the forecasted consolidated operating revenue of the Company prior to the spin-off of certain of its business operations effective as of November 1, 2021 (the “Spin-off”), whereas the announced operating revenue for the fiscal year 2021 of Won 16.7 trillion was based on the consolidated operating revenue of the Company after the Spin-off. Due to such discrepancy in the bases of comparison, no calculation of the percentage difference between the previously forecasted operating revenue and the announced operating revenue of the Company for the fiscal year 2021 has been made.

Cautionary Statement Regarding Forward-Looking Statements

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: February 9, 2022